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SEC
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MAR 01 2019
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SEC 19006354

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-066985~~ 8-66985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDonald Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 E 9th Street Suite 3700
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Beatty McDonald 216-912-0573

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti

(Name – *if individual, state last, first, middle name*)

6685 Beta Drive	Mayfield Village	OH	44143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Arnold Beatty McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDonald Partners, LLC, as of February 27th, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENEVIEVE DIPIETRO
NOTARY PUBLIC • STATE OF OHIO
My commission expires Feb. 24, 2020

Signature

CFO
Title

Genevieve DiPietro
Notary Public

GENEVIEVE DIPIETRO, NOTARY PUBLIC STATE OF OHIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDonald Partners
Proven. Principled. Progress.

MCDONALD PARTNERS, LLC

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2018

MCDONALD PARTNERS, LLC

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBERS
MCDONALD PARTNERS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDonald Partners, LLC (the Company) as of December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of McDonald Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as McDonald Partners, LLC's auditor since 2011.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 22, 2019

MCDONALD PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 506,630	
Restricted cash and deposits	100,000	$ 606,630
Advisory fees and commissions receivable		2,800,982
Prepaid expenses		175,546
		3,583,158
Property and equipment, net		10,640
		$ 3,593,798

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,659,321
Escalated rents	110,959
Unearned rebate	1,196,429
	2,966,709
MEMBERS' EQUITY	627,089
	$ 3,593,798

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2018

REVENUES	
Advisory fees	$ 11,255,449
Commissions	4,607,803
Interest	6,241
	15,869,493
EXPENSES	
Clearing	436,950
Commissions, employee compensation, and benefits	12,613,097
Communications and data processing	458,692
Depreciation and amortization	5,907
Occupancy and equipment rental	479,427
Other	1,034,583
Professional	354,423
Property taxes	9,422
Regulatory	92,988
Travel	51,293
Utilities	24,600
	15,561,382
NET INCOME	$ 308,111

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2018

	Members' Equity
Balance at January 1, 2018	$ 348,548
Distributions	(29,570)
Net income	308,111
Balance at December 31, 2018	$ 627,089

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 308,111
Adjustments to reconcile net income to net cash used in operating activities:		
Add back item not affecting cash:		
Depreciation	$ 5,907	
Cash provided by (used in) changes in the following items:		
Increase in advisory fees and commissions receivable	(249,475)	
Increase in prepaid expenses	(58,331)	
Decrease in accounts payable and accrued expenses	(2,296)	
Increase in escalated rents	1,611	
Decrease in unearned rebate	(214,285)	(516,869)
Net cash used in operating activities		(208,758)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(11,200)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(29,570)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(249,528)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		756,158
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 506,630

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in forty states, including the state of Ohio, and one territory. The Company is a member of the Financial Industry Regulation Authority (FINRA).

The Company will continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as an introducing broker-dealer, which includes several classes of services, including principal transactions, agency transactions, and investment advisory businesses. All trades are cleared and settled through an independent clearing broker who is responsible for processing and settling customer transactions on a fully-disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers all financial instruments with a maturity of less than 90 days, such as money market deposits, to be cash equivalents.

Restricted Cash and Deposits

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Commissions

Commissions and related clearings expenses are recorded on a trade-date basis as securities transactions occur. At December 31, 2018, the Company has recorded a deferred rebate of $1,196,429 which offsets clearing expenses as it is amortized on the straight line method through 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advisory Fees

Investment advisory fees that have been billed to the accounts managed by the Company are recorded in the month earned.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables are stated at the amount billed. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivables balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2018, all receivables were considered collectible and no allowance was necessary.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided by the use of the straight-line method over the estimated useful lives of both furniture and fixtures and office equipment of 5-7 years.

Income Taxes

The Company, with the consent of its members, has elected under Ohio law to be formed as a limited liability company. The operating agreement states that the Company will be treated as a partnership for Federal income and state tax purposes. In lieu of paying taxes at the Company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Leasing Arrangements

The Company conducts its business in leased properties. Some of the Company's leases contain escalation clauses and renewal options. In accordance with GAAP, the Company recognizes rental expense for the leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease. In the accompanying statement of financial condition, the difference between the amounts charged to expense and the contractual minimum lease payment is recorded as a liability of $110,959 at December 31, 2018.

The expected term of a lease is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any option or renewal periods management believes are probable of exercise. This expected term is used in the calculation of straight-line rent expense. Rent abatements and escalations are considered in the calculation of minimum lease payments in determining straight-line expense for operating leases.

Subsequent Events

The Company evaluated subsequent events through February 22, 2019, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(iv), as it does not maintain customer accounts. The Company exceeded all net capital requirements as of December 31, 2018.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. The Company was in compliance with this requirement.

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2018, consists of:

Furniture and fixtures	$ 51,811
Office equipment	245,576
	297,387
Less: Accumulated depreciation	(286,747)
Property and equipment, net	$ 10,640

6. COMMITMENTS AND CONTINGENCY

Leases

The Company leases office facilities under a lease expiring in September 2026. Rent expense for the year ended December 31, 2018 was $429,037.

Future annual minimum rentals under the operating lease agreements having remaining terms in excess of one year are as follows:

YEAR ENDING DECEMBER 31	
2019	$ 199,647
2020	203,615
Thereafter	1,156,260
	$ 1,755,274

The terms of some of the leases provide for the tenant to pay for real estate taxes and common area maintenance costs on the property. The additional amounts are not reflected in the above schedule.

The office leases contain two renewal options for five years with a monthly payment equal to the fair market rent for the premises at the renewal date.

6. COMMITMENTS AND CONTINGENCY (continued)

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

7. RETIREMENT SAVINGS PLAN

The Company has a 401(k) profit sharing retirement savings plan covering all employees who have completed twelve months of service and are at least 21 years of age. The Company may make discretionary contributions to the Plan as determined by the members. There were no discretionary contributions for 2018.

MCDONALD PARTNERS, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

DECEMBER 31, 2018

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2018

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total members' equity from statement of financial condition	$ 627,089
2	Less: Members' equity not allowable for net capital	-
3	Total members' equity qualified for net capital	627,089
4B	Other (deductions) or allowable credits	-
6D	Total other deductions	(186,186)
8	Net capital before haircuts on security positions	440,903
9	Haircuts on securities pursuant to 15c3-1	-
10	Net capital	$ 440,903
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 158,019
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 158,019
14	Excess net capital	
	Net capital	$ 440,903
	Less: Net capital requirement	(158,019)
	Total	$ 282,884
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 203,875
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 2,370,280
20	Percent of aggregate indebtedness to net capital	537.60%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2018

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 627,089	$ 705,472	$ (78,383)
Other deductions	(186,186)	(186,186)	-
Haircuts on securities pursuant to 15c3-1	-	-	-
Net capital	$ 440,903	$ 519,286	$ (78,383)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 158,019	$ 158,019	$ -
Excess net capital			
Net capital	$ 440,903	$ 519,286	$ (78,383)
Less: Net capital requirement	(158,019)	(158,019)	-
Total	$ 282,884	$ 361,267	$ (78,383)
Excess net capital less certain adjustments	$ 203,875	$ 290,096	$ (86,221)
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 2,370,280	$ 2,291,897	$ 78,383
Percent of aggregate indebtedness to net capital	537.60%	441.36%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of the Independent Registered Public Accounting Firm.

ASSERTIONS OF BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3

The undersigned, as member of management of McDonald Partners, LLC ("we" or "the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

McDonald Partners, LLC

By: ____________________

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBERS
MCDONALD PARTNERS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by McDonald Partners, LLC (MP) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating MP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MP's management is responsible for MP's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 22, 2019

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE MEMBERS
MCDONALD PARTNERS, LLC

We have reviewed management's statements, included in the accompanying Assertions of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) McDonald Partners, LLC (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as identified in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 22, 2018